UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated February 01, 2011: Costamare Inc. Announces the Signing of Shipbuilding Contracts for Two Vessels, New Chartering Agreements, and Fleet Renewal Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 01, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces the Signing of Shipbuilding Contracts for Two Vessels, New Chartering Agreements, and Fleet Renewal Program

ATHENS, GREECE - February 1, 2011 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has contracted with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the construction and purchase of two newbuild containerships, each of about 9,000 TEU capacity. The two newbuildings are expected to be delivered by the end of 2012. The Company has entered into time charter agreements with MSC for the employment of each vessel immediately upon delivery, for duration of ten years.

Both the contract price and the daily charter rate are similar to those recently agreed regarding the three 9,000 TEU vessels contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. and chartered to MSC for a period of 10 years.

The acquisition is expected to be financed by own funds and a new credit facility, without using any currently available credit lines.

The Company also announced that it has entered into the following agreements:

(a)

To purchase a 2,024 TEU vessel, built in 1992

(b)

To purchase a 2,023 TEU vessel, built in 1991

(c)

To purchase a 2,023 TEU vessel, built in 1991

(d)

To sell the 1977 built 1,654 TEU c/v MSC Namibia

(e)

To sell the 1976 built 1,630 TEU c/v MSC Sudan

(f)

To sell the 1977 built 1,630 TEU c/v MSC Sierra

The total acquisition cost for the first three vessels is US $ 30 million and the total sale price for c/v’s MSC Namibia, MSC Sierra and MSC Sudan is approximately US $ 21 million.

All three secondhand vessels have been acquired with own funds.

The newly acquired vessels are expected to be delivered before the end of March 2011 and will substitute the MSC Namibia, MSC Sudan and MSC Sierra in their respective charter party agreements.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company said: “We are pleased to further strengthen our highly valued relationship with MSC. The two newbuildings are expected to contribute in excess of $300 million of contracted revenues”.

“At the same time we are implementing our fleet renewal and expansion strategy. With an incremental cost of approximately only US $ 3 million per vessel we are substituting older assets with three vessels 14 to 15 years younger, which are larger and have better specifications, enhancing our earnings potential and rechartering upside. We expect to realize book gains of approximately US $ 11 million from the above disposals.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 35 years of history in the international shipping industry and a fleet of 53 containerships, with a total capacity of 275,728 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com